SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-2642


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1998
                                ------------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                            Trident Rowan Group, Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

                              Two Worlds Fair Drive
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           Address of Principal Executive Office (Street and Number)

                           Somerset, New Jersey 08873
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |_| Yes |_| No


|_| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The management and financial staffs of both Trident Rowan Group and its principal operating subsidiary, Moto Guzzi S.p.A., were substantially engaged in preparatory work necessary to permit the March 4, 1999 consummation of the merger of Moto Guzzi Corp. into North Atlantic Acquisition Corp. Moto Guzzi Corp. was the corporate parent of Moto Guzzi S.p.A., and an indirect majority owned subsidiary of Trident Rowan Group. As a result of the merger, North Atlantic Acquisition Corp. became an indirect majority-owned subsidiary of Trident Rowan Group, the sole shareholder of Moto Guzzi S.p.A., and changed its name to Moto Guzzi Corporation.

      The focus on the merger, which raised approximately $8 million in financing for the Italian motorcycle subsidiary, prevented both the subsidiary and Trident Rowan Group from completing the work necessary to enable the independent auditors to complete the audit for 1998 in time to prepare and file the Annual Report on Form 10-K by March 31, 1999.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark S. Hauser                                      212-644-4441
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No



(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Trident Rowan Group, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date March 30, 1999               By Mark S. Hauser
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                                     Mark S. Hauser, President



Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)